K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111-2950 T 617.261.3100 F 617.261.3175

July 31, 2014
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Ashley Vroman-Lee
Re:	John Hancock Investment Trust (the “Trust”) — File No. 333-197241
Registration Statement on Form N-14

Dear Ms. Vroman-Lee:
On behalf of the Trust, we submit this letter in response to comments received by telephone on July 25, 2014 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of Class R6 shares of John Hancock Disciplined Value International Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Robeco Boston Partners International Equity Fund (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), a series of The RBB Fund, Inc. (the “Reorganization”). The Registration Statement was filed with the SEC on July 3, 2014, accession no. 0001133228-14-002469.
For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.
Tax Opinion
Comment 1 — Please revise the last sentence of the tax opinion to delete the statement that the opinion is solely for the information of the Funds and that the opinion may not be relied on for any purpose without the express written consent of the firm issuing the opinion. Please see Sec. III.D.1, Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19, Division of Corporation Finance, October 14, 2011. In addition, please file the tax opinion, revised as described above, in a post-effective amendment to the Registration Statement.
Response to Comment 1 — The Trust has made the requested change to the tax opinion and has revised the last sentence of the opinion to read as follows:

Securities and Exchange Commission
July 31, 2014

Finally, our opinion is solely for the information of the addressees and their shareholders, and may not be relied on for any purpose by any other person without our express written consent.
In addition, the Trust notes that in the Staff’s Generic Comment Letter II.B, dated February 15, 1996
(http://www.sec.gov/divisions/investment/noaction/1996/general021596.pdf), the Staff recognized that in circumstances where the closing of a reorganization is contingent upon the registrant receiving a tax opinion, the Staff will not object if a registrant files the tax opinion after the reorganization, if the registrant includes an undertaking in the registration statement to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion.  Pursuant to this guidance, the Trust undertakes that it will file an executed tax opinion, revised as described above, in a post-effective amendment to the Registration Statement following the closing of the Reorganization.
General
Comment 2 — The Staff notes that material information is missing from the Registration Statement.  Please include all missing information in the definitive filing.
Response to Comment 2 — The Trust has made the requested change.
Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)
Comment 3 — On the cover page, consider disclosing who will bear the costs of the Reorganization.
Response to Comment 3 — The Trust has made the requested change.
Comment 4 — Please disclose supplementally whether the Acquired Fund’s “Investor Class shares” have commenced operations or whether they are shelf registered only.
Response to Comment 4 — Supplementally, the Trust notes that the Acquired Fund’s “Investor Class shares” are shelf registered.  Therefore, the “Investor Class shares,” not having been offered, will not be included in the Reorganization.
Comment 5 — On p. 2, under the heading “Comparison of the Funds’ Investment Objectives, Strategies and Policies,” please disclose that the portfolio managers will continue to manage the Acquiring Fund after the Reorganization.
Response to Comment 5 — The Trust has made the requested change.
Comment 6 — On p. 3, following the table comparing the Funds’ investment objectives, strategies and policies, it is stated that the Funds have identical investment objectives and

Securities and Exchange Commission
July 31, 2014

policies.  Please confirm that this statement is accurate, or revise the table to describe any differences between the Funds’ investment objectives and policies.
Response to Comment 6 — Supplementally, the Trust notes that the Funds’ investment objectives and policies are substantively identical.  The Trust notes that some additional disclosure has been added to the description of the Acquiring Fund’s investment strategies in response to comments received from the Staff on the Acquiring Fund’s initial registration statement on Form N-1A.  Please see the Comment Response Letter filed with the SEC via EDGAR on June 9, 2014, accession number 0001133228-14-001919.  Accordingly, the Trust does not believe that any change is necessary in response to this comment.
Comment 7 — On p. 6, in Footnote 1 to the table under the heading “The Funds’ Expenses,” please confirm whether or not Robeco Investment Management, Inc. the Acquired Fund’s investment adviser, has the ability to recoup amounts waived or reimbursed prior to the Reorganization pursuant to its contractual expense limitation arrangement with the Acquired Fund.
Response to Comment 7 —The Acquired Fund’s investment adviser does not have the ability to recoup amounts waived or reimbursed prior to the Reorganization pursuant to its contractual expense limitation arrangement with the Acquired Fund.  Accordingly, the Trust does not believe that any change is necessary in response to this comment.
Comment 8 — On p. 7, in the table under the heading “Examples,” please confirm that the numbers in the table only show the impact of the fee waiver and reimbursement through February 29, 2016.
Response to Comment 8 — Supplementally, the Trust confirms that the numbers in the table only show the impact of the fee waiver and reimbursement through February 29, 2016.
Comment 9 — On p. 7, in Footnote 3 to table under the heading “The Funds’ Expenses,” please revise the footnote to include reference to the Acquiring Fund’s Board of Trustees.
Response to Comment 9 — The Trust respectfully declines to make any changes in response to this comment, as the Trust believes this disclosure is accurate and, further, notes that the disclosure is consistent with the disclosure in the currently effective registration statement on Form N-1A for the Acquiring Fund.  The Acquiring Fund and John Hancock Advisers, LLC, the Acquiring Fund’s investment adviser, are the only parties to the expense limitation letter agreement pertaining to the Acquiring Fund.  The Acquiring Fund’s Board of Trustees, although not a party to the expense limitation letter agreement, approved the expense limitation letter agreement and necessarily must approve its renewal on an ongoing basis.

Securities and Exchange Commission
July 31, 2014

Comment 10 — On p. 17, under the heading “Reasons for the Proposed Reorganization,” please disclose any adverse considerations considered by the Acquired Fund’s Board of Directors, if any, with respect to the Reorganization.
Response to Comment 10 — The Trust respectfully declines to make any changes in response to this comment, as the Trust believes the disclosure is accurate.  Supplementally, the Trust confirms that no considerations other than those disclosed in the Registration Statement were considered by the Acquired Fund’s Board of Directors with respect to the Reorganization.
Comment 11 — On p. 21, under the heading “Additional Terms of the Agreement and Plan of Reorganization — Expenses of the Reorganization,” it is stated that the costs of the Reorganization will be borne by each Fund’s respective investment adviser.  Please revise the disclosure to state the dollar amount of the costs of the Reorganization and the percentage or amount of the costs that will be borne by each investment adviser.
Response to Comment 11 — The Trust has revised the Registration Statement to include the estimated expenses of the Reorganization.    Supplementally, and as disclosed in the Registration Statement, the Trust notes that the Acquiring Fund’s investment adviser has agreed to pay its own costs, the costs of the Trust and the costs of the Acquiring Fund incurred in connection with the Reorganization. The Trust also notes that the Acquiring Fund’s investment adviser has agreed to pay all reasonable costs and expenses of the Acquired Fund’s investment adviser, The RBB Fund, Inc. and the Acquired Fund incurred in connection with the Reorganization up to a maximum of $200,000.  Since the estimated costs and expenses of the Acquired Fund’s investment adviser, The RBB Fund, Inc. and the Acquired Fund are currently anticipated to be less than $200,000, it is expected that the Acquiring Fund’s investment adviser will bear all of the costs of the Reorganization.  Accordingly, the Trust does not believe that any change is necessary in response to this comment.
Comment 12 — On p. 21, in the table under the heading “Capitalization,” please add a middle column for the Acquiring Fund, showing zero capitalization.
Response to Comment 12 — The Trust has made the requested change.
Comment 13 — On p. 22, in the table under the heading “Additional Information About the Funds,” please disclose the date on which the Acquired Fund’s prospectus was filed, the file number for the filing and how shareholders may access this prospectus.
Response to Comment 13 — The Trust has made the requested change.
_____________________________________________________

Securities and Exchange Commission
July 31, 2014

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:
In connection with the Registration Statement, the Trust acknowledges that:
1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and
3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
* * * * *
The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 951-9068, George Attisano at (617) 261-3240 or Nicholas J. Kolokithas, Assistant Secretary of the Trust, at (617) 663-4324.
Sincerely,
/s/  Trayne S. Wheeler
cc: Nicholas J. Kolokithas